





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-22870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Independent Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12671 High Bluff Drive, Ste. 200
(No. and Street)

San Diego	CA	92130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Heising 858-436-3180
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, LLP
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio South, Ste. 200	San Diego	CA	92108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Heising _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Independent Financial Group, LLC _____ , as
of December 31 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

Managing Director
_____
Title



Notary Public



RACHEL PETTIT
Commission No. 2231075
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Comm. Expires FEBRUARY 12, 2022

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition. (Statement of Cash Flows)
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT FINANCIAL GROUP, LLC

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2019

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM THEREON

INDEPENDENT FINANCIAL GROUP, LLC

TABLE OF CONTENTS



Accountants &
business advisers

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Independent Financial Group, LLC
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Independent Financial Group, LLC as of December 31, 2019, the related statements of operations, changes in member's capital, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Independent Financial Group, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Independent Financial Group, LLC's management. Our responsibility is to express an opinion on Independent Financial Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Independent Financial Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, which consists of Schedule I, Schedule II, and Schedule III, has been subjected to audit procedures performed in conjunction with the audit of Independent Financial Group, LLC's financial statements. The supplemental information is the responsibility of Independent Financial Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF, LLP

PKF, LLP

We have served as Independent Financial Group, LLC's auditor since 2008.

San Diego, California
February 27, 2020

PKF, LLP | 2020 Camino del Rio North, Suite 500, San Diego, CA 92108
Telephone: (619) 238.1040 | Fax: (619) 237.5177 | Website: www.pkfcalifornia.com

PKF, LLP is a member of the PKF International Limited and Allinial Global, networks of legally independent member firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	1,942,035
Receivables from clearing organization,		
net of allowances of $2,835		4,522,910
Commission receivables		4,720,181
Other receivables, net		1,139,002
Other assets		174,263
Total current assets		12,498,391
Deposits with clearing organization		100,000
Property and equipment, net		207,620
Total assets	$	12,806,011

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES		
Accounts payable	$	315,363
Accrued commissions		5,136,934
Other accrued liabilities		1,887,351
Total current liabilities		7,339,648
COMMITMENTS AND CONTINGENCIES (Note 7)		
TOTAL MEMBER'S CAPITAL		5,466,363
Total liabilities and member's capital	$	12,806,011

The accompanying notes are an integral part of these financial statements.

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:		
Investment advisor fees	$	80,880,457
Insurance and annuity commission		47,183,622
Other commissions and clearing		31,929,691
Mutual funds, mutual fund trails, and 12b-1 commission		21,918,596
Insurance and due diligence fees		6,020,714
Meetings, conferences and other		3,221,739
Interest income		2,342,635
Total revenues		193,497,454
Expenses:		
Commissions and clearing		90,927,784
Investment advisor fees		71,889,631
Employee compensation and benefits		13,934,207
Outside services		4,448,347
Meetings and conferences		2,597,009
Insurance		1,576,070
Advertising and market development		1,419,415
Overhead reimbursement		900,000
Mutual fund trail disgorgement		659,645
Travel and entertainment		324,945
Office supplies and printing		275,005
Utilities, subscriptions and other		222,335
Communication and technology		155,900
Licenses and registration fees		128,339
Depreciation and amortization		124,545
Research		48,507
Property taxes and tax fees		31,620
Software license fees		15,849
Total expenses		189,679,153
Net income	$	3,818,301

The accompanying notes are an integral part of these financial statements.

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2019

	Member's Capital	Accumulated Earnings	Total Member's Capital
Balance at December 31, 2018	$ 217,145	$ 3,830,917	$ 4,048,062
Distributions	-	(2,400,000)	(2,400,000)
Net income	-	3,818,301	3,818,301
Balance at December 31, 2019	$ 217,145	$ 5,249,218	$ 5,466,363

The accompanying notes are an integral part of these financial statements.

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	3,818,301
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization		124,545
Loan forgiveness amortization		100,000
Decrease (increase) in assets:		
Receivables from clearing organization		(491,729)
Commission receivables		(386,693)
Other receivables		(758,914)
Other assets		(48,532)
Increase (decrease) in liabilities:		
Accounts payable		(228,800)
Accrued commissions		655,055
Other accrued liabilities		(258,581)
Net cash provided by operating activities		2,524,652
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures		(71,655)
Net cash used in investing activities		(71,655)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions		(2,400,000)
Net cash used in financing activities		(2,400,000)
Net increase		52,997
Cash and cash equivalents at the beginning of the year		1,889,038
Cash and cash equivalents at the end of the year	$	1,942,035
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes	$	-
Interest	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Independent Financial Group, LLC, a Delaware limited liability company (the "Company"), was formed in Delaware on July 7, 2001. The Company is a registered broker-dealer and investment advisor licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides broker-dealer and investment advisory services to the public as an introducing broker-dealer, clearing customer transactions through another broker-dealer on a fully disclosed basis.

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the member of the Company shall not be obligated personally for any such debts, obligations, or liabilities of the Company solely by reason of being a member of the Company. The Company will continue as a limited liability company ("LLC") until such time as, the managing member decides the advantages of the limited liability company structure are no more.

NOTE 2 - ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company's business consists of commissions based on customer transactions and investment advisory fees. Commission and clearing revenues (including insurance and annuity commission, mutual funds, and other commissions revenue) are recorded on a trade date basis. The Company believes that, with regards to commission income, the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer. Mutual fund trails and 12b-1 fees are paid as earned, in subsequent periods if certain criteria is met, on initial mutual fund investments. The Company receives an advisory fee in connection with investment advisory services performed for separately managed accounts upfront. The performance obligation related to the transfer of these services is satisfied over time. These fees are recorded when earned based on the period-end assets in the accounts.

NOTE 2 - ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Though these fees are variable in nature, the Company has determined that the fees are not constrained and are recognized as revenue during the period which the services are provided. The Company is a non-clearing broker and, accordingly, utilizes a clearing broker on a fully disclosed basis on applicable transactions. In addition to commissions and fees, the Company receives additional revenue from insurance, due diligence fees, meeting and conference support and interest income.

Concentration of Credit Risk

The Company maintains cash balances with one financial institution. At December 31, 2019, accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000; however, at times, these balances may exceed the insured limits by the FDIC. At December 31, 2019, the Company had approximately $2,900,000 in balances over the FDIC limit. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any credit losses from these institutions.

The Company maintains accounts at a clearing organization, which are insured by the Securities Investors Protection Corporation ("SIPC") up to $500,000 (including a maximum of $250,000 for claims for uninvested cash awaiting reinvestment); however, at times, these balances may exceed the insured limits by SIPC. At December 31, 2019, the Company had approximately $4,023,000 over the SIPC limit. Management performs periodic evaluations of the relative credit standing of the clearing organization. The Company has not sustained any credit losses from this clearing organization.

At December 31, 2019, the Company had three products that comprised approximately 90% of commission receivables.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, receivables from clearing organization, commission receivables, other receivables, other assets, accounts payable, accrued commissions, and other accrued liabilities approximate fair value because of the short-term nature of those instruments.

Income Taxes

Upon its formation, the Company elected to be taxed as a partnership for income tax purposes. Accordingly, revenues and expenses are reported on the member's tax return, and no provision for federal income taxes is included in the Company's financial statements. Although the Company is not subject to income taxes, it is liable for various state fees. The Company has recorded approximately $31,620 of property taxes and tax fees in the accompanying statement of operations, which includes the California LLC fee paid by the Company in 2019.

NOTE 2 - ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, *Income Taxes*. This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

FASB ASC 740 also provides guidance on the de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2019, the Company does not have a liability for unrecognized tax uncertainties. The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2019, the Company has no accrued interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Company is no longer subject to income tax examination for years prior to December 31, 2016.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Property and Equipment, Net

It is the Company's policy to capitalize property and equipment over $1,000. Lesser amounts are expensed. Property and equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the depreciable assets, which range from three to seven years. Maintenance costs are considered period costs and are expensed when incurred.

Commission Receivables and Receivables from Clearing Organization, Net

Commission receivables and receivables from clearing organization primarily consist of commission and transaction related receivables, net of an allowance for doubtful accounts. The Company monitors clearance and settlement of all customer transactions on a daily basis. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses and determines the allowance based on historical write-off experience, and specific facts.

NOTE 2 - ACCOUNTING POLICIES (continued)

Other Receivables

Other receivables primarily consist of funds due from independent representatives, net of an allowance for doubtful accounts and forgivable promissory note. The Company monitors losses on a daily basis. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses and determines the allowance based on historical write-off experience, and specific facts. There were no allowances for doubtful accounts for other receivables at December 31, 2019.

Other Accrued Liabilities

In accordance with applicable accounting guidance, the Company accrues liabilities that are impacted by estimates related to general operating expenses, such as incentive compensation and litigation contingencies. Management estimates reflect the probable liability as of the balance sheet date. In determining the adequacy of estimated liabilities, the Company performs ongoing evaluations based on available information.

Advertising and Market Development Cost

Advertising and market development costs are expensed as incurred. Advertising and market development expense for the year ended December 31, 2019 was $1,419,415.

Recent Accounting Pronouncement

In February 2016, the FASB issued ASU 2016-02, *Leases* "FASB ASC 842". The ASU superseded FASB ASC 840, *Leases*, and added FASB ASC 842, *Leases*, to the FASB ASC. The core principle of the proposed requirements is that an entity should recognize assets and liabilities arising from a lease. This represents an improvement over existing leases requirements, which do not require lease assets and lease liabilities to be recognized by many lessees. The standard was effective on January 1, 2019, with early adoption permitted. The ASU did not significantly impact the Company's financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which modifies the measurement of expected credit losses on certain financial instruments. In addition, for available-for-sale debt securities, the standard eliminates the concept of other-then-temporary impairment and requires the recognition of an allowance for credit losses rather than reductions in the amortized cost of the securities. The Company is required to adopt the new standards first quarter of fiscal 2020, with early adoption permitted. The amendments require a modified-retrospective approach with a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period. The Company does not expect the standard to have a material impact on its financial statements upon adoption.

NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following at December 31, 2019:

Furniture and fixtures	$	581,764
Equipment		137,525
Computers and software		531,715
		1,251,004
Less: Accumulated depreciation and amortization		(1,043,384)
Total property and equipment, net	$	207,620

For the year ended December 31, 2019, depreciation and amortization expense was $124,545.

NOTE 4 - OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following at December 31, 2019:

Accrued compensation	$	846,366
Accrued legal settlements		500,000
Deferred 2020 renewal fees collected/SIPC liability		265,142
Accrued employee vacation liability		144,903
Other		130,940
	$	1,887,351

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements and is required to maintain minimum net capital of $50,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2019, the Company had net capital of $3,539,267, which was $3,049,957 in excess of the required minimum net capital of $489,310. At December 31, 2019, the Company's ratio of aggregate indebtedness to net capital was 2.07 to 1.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company is involved in certain related party transactions with its parent company, Independent Financial Group, Inc., a California corporation. The Company is party to an expense sharing agreement with its parent company. Under the expense sharing agreement, the Company pays payroll expenses and overhead reimbursement to the parent company. The employees of the Company are reported as employees of the parent company for payroll purposes and 100% of their time and expense is reimbursed to the parent company by the Company under the expense sharing agreement. For the year ended December 31, 2019, the Company paid $13,934,207 to the parent company for employee compensation, benefits and $900,000 for overhead reimbursement. As of December 31, 2019, amounts owed to the parent company totaled $0 for payroll related expenses and overhead reimbursement.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Litigation

The Company is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims and other claims. The Company's legal proceedings are generally initiated by its representatives' clients and involve the purchase or sale of investment securities. The Company reviews its lawsuits, regulatory inquiries, and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at management's best estimate when it assesses that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. At December 31, 2019, the Company had $500,000 in accrued legal settlements. The Company's management assessed and determined that the Company has sufficient insurance coverage for the legal matters for the year ended December 31, 2019. In the opinion of the Company's management, based on current available information, review with outside legal counsel and insurance coverage, the ultimate resolution of these matters will not have a material adverse impact on the Company's financial position or results of operations.

NOTE 8 – MUTUAL FUND TRAIL DISGORGEMENT

In 2018, the Company self-reported an issue related to its disclosure regarding the receipt of 12b-1 fees for mutual fund shares purchased for advisory accounts where a lower cost share class of the same fund was available, creating a potential conflict of interest. The SEC determined that the Company's disclosure did not sufficiently clarify the conflict of interest when a firm and its representatives receive 12b-1 fees from a mutual fund company. Without admitting or denying fault, the Company consented to cease and desist, censure, and disgorgement. The agreed-to amount of disgorgement to affected investors is $1,250,386 and interest of $175,764. The Company expects to collect $766,624 from its representatives. At December 31, 2019, the Company had collected $101,005 from its representatives leaving a net balance of $665,519 in other receivables. The balance of $659,645 is recognized under mutual fund trail

NOTE 8 – MUTUAL FUND TRAIL DISGORGEMENT (continued)

disgorgement expense. The Company has amended its policies concerning the receipt of 12b-1 fees so that it does not receive 12b-1 fees on advisory accounts.

NOTE 9 - SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 27, 2020.

SUPPLEMENTAL INFORMATION

INDEPENDENT FINANCIAL GROUP, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

Member's capital	$	5,466,363
Less non-allowable assets:		
Commission receivables		(406,211)
Other receivables		(1,139,002)
Other assets		(174,263)
Property and equipment		(207,620)
Non-allowable assets		(1,927,096)
Less: Other deductions and/or charges		-
Net capital before haircuts		3,539,267
Haircuts		
Money market funds		-
Undue concentration haircut		-
Total haircuts deduction		-
Net capital	$	3,539,267
Aggregate indebtedness		
Items included in the statement of financial condition:		
Accounts payable	$	315,363
Accrued commissions		5,136,934
Other accrued liabilities		1,887,351
Total aggregate indebtedness	$	7,339,648

INDEPENDENT FINANCIAL GROUP, LLC
SCHEDULE I (CONTINUED)
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6-2/3% of aggregate indebtedness or $50,000, whichever is greater)	$ 489,310
Net capital in excess of amount required	$ 3,049,957
Net capital less greater of 10% of aggregated indebtedness or 120% of $50,000	$ 2,805,302
Ratio of aggregate indebtedness to net capital	2.07 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17a-5 as of December 31, 2019.

INDEPENDENT FINANCIAL GROUP, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2019

A computation of reserve requirement is not applicable to Independent Financial Group, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) and (k)(2)(i).

INDEPENDENT FINANCIAL GROUP, LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2019

Information relating to possession or control requirements is not applicable to Independent Financial Group, LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii) and (k)(2)(i).



Accountants &
business advisers

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Member of Independent Financial Group, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Independent Financial Group, LLC and the SIPC, solely to assist you and SIPC in evaluating Independent Financial Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Independent Financial Group, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Independent Financial Group, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Independent Financial Group, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

PKF, LLP

PKF, LLP
San Diego, CA
February 27, 2020

PKF, LLP | 2020 Camino del Rio North, Suite 500, San Diego, CA 92108
Telephone: (619) 238.1040 | Fax: (619) 237.5177 | Website: www.pkfcalifornia.com

PKF, LLP is a member of the PKF International Limited and Allinial Global, networks of legally independent member firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22870 FINRA DEC
INDEPENDENT FINANCIAL GROUP LLC
12671 HIGH BLUFF DR STE 200
SAN DIEGO, CA 92130-3018

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Scott Heising (858) 436-3180

2.	A. General Assessment (item 2e from page 2)	$ 176,201
	B. Less payment made with SIPC-6 filed (exclude interest) 08/27/2019 Date Paid	(86,166)
	C. Less prior overpayment applied	( )
	D. Assessment balance due or (overpayment)	90,035
	E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
	F. Total assessment balance and interest due (or overpayment carried forward)	$ 90,035

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 90,035

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Independent Financial Group, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Managing Director, CFO
(Title)

Dated the 6th day of February, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2019
and ending 12/31/2019

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 193,497,455

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

Total additions _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 69,102,219

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 1,060,546

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Mtg Support, E&O & Fidelity Fees from reps, Tech Fees, SIPC overage collected from reps   4,938,099

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 929,575

Enter the greater of line (i) or (ii)   929,575

Total deductions   76,030,439

2d. SIPC Net Operating Revenues $ 117,467,016

2e. General Assessment @ .0015 $ 176,201

(to page 1, line 2.A.)

2



Accountants &
business advisers

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Independent Financial Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Independent Financial Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Independent Financial Group, LLC claimed exemptions from 17 C.F.R. §240.15c3-3: provision (2)(i) and provision (2)(ii) (the "exemption provisions") and (2) Independent Financial Group, LLC stated that Independent Financial Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Independent Financial Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Independent Financial Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF, LLP

PKF, LLP

San Diego, CA
February 27, 2020

PKF, LLP | 2020 Camino del Rio North, Suite 500, San Diego, CA 92108
Telephone: (619) 238.1040 | Fax: (619) 237.5177 | Website: www.pkfcalifornia.com

PKF, LLP is a member of the PKF International Limited and Allinial Global, networks of legally independent member firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.



12671 High Bluff Drive
Suite 200
San Diego, CA 92130

(858) 436-3180 *phone*
(800) 269-1903 *toll free*
(858) 481-9033 fax
www.ifgsd.com

Mr. Robert Sporl
PKF
2020 Camino Del Rio North
Suite 500
San Diego, CA 92108

RE: SEA Rule 17a-5(d)(4) Exemption Report

Dear Mr. Sporl:

Pursuant to the reference rule, the following information is provided.

Under our membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i) and (k)(2)(ii), Independent Financial Group, LLC conduct s business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Independent Financial Group, LLC met Section 240 15c3-3(k)(2)(i) and (k)(2)(ii) exemptions for the period January 1, 2019 through December 31, 2019, without exception.

Sincerely

Scott Heising
Managing Director